Exhibit 99.2

September 7, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Exhibit 99.1 of the Form 6-K dated September 7, 2022, of VNET Group, Inc. and are in agreement with the statements contained in the second, third and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young Hua Ming LLP

Shanghai, People’s Republic of China